July 12, 2011

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds

Re:	BioPower Operations Corporation (the “Company” or “our client”)
Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-172139

Dear Mr. Reynolds:

On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated July 11, 2011, relating to the above- captioned Registration Statement on Form S-1. The Company has amended the Form S-1 in response to the SEC’s comments, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Amendment No. 6 to Registration Statement on Form S-1
General

Comment 1. Please revise throughout the prospectus to provide the disclosure therein as of the most recent practicable date, as appropriate. For example, we note your disclosure pursuant to Items 201(b), 403 and 507 of Regulation S-K appears to require updating.

Response: We have revised throughout the prospectus to provide the disclosure therein as of the most recent practicable date.

Use of Proceeds, page 10

Comment 2. We partially reissue comment two of our letter dated June 21, 2011. We note your revised disclosure on page 11 regarding the number of potential biomass projects you would pursue at each level of proceeds. Please also revise to clarify whether such biomass projects would be developed simultaneously or if you intend to wait until a particular project is either completed or fails to obtain funding before attempting to develop a new biomass project.

Response: We have revised the prospectus to clarify that such biomass projects would be developed simultaneously. Please see page 10.

Comment 3. In this regard, please also revise to clarify how you calculated the $850,000 figure in the second paragraph of page 11 in light of the estimated maximum $400,000 cost to develop a potential biomass project.

Response:  We have revised to clarify how we calculated the minimum amount needed to be raised to develop one potential biomass project.  This amount includes all operating expenses that would be expended during that time period. Please see page 11.

Comment 4. Please add back the disclosure removed from the use of proceeds section, as such information is useful in understanding how the proceeds will be used.

Response: We have added back the disclosure removed from the use of proceeds section. Please see page 10.

Security Ownership of Certain Beneficial Owners and Management, page 42

Comment 5. We reissue comment 12 of our letter dated June 21, 2011. The revision to footnote five that this reflects the percentage for matters presented to common stock shareholders for approval does not appear correct. The preferred stock has voting rights on these matters as well and so it would appear that this represents all stock, not just common. Please revise or advise.

Response: We have revised the footnote disclosure to refer to “capital” stock and not “common” stock. Please see pages 42 and 43.

Exhibits
Exhibit 5.1

Comment 6. Please have your counsel revise the first paragraph of the legality opinion to refer to the correct number of shares being registered. In this regard, we note that it appears you are registering an aggregate of 27,250,000 shares rather than 26,250,000 shares.

Response: Counsel has revised the first paragraph of its opinion to refer to 27,250,000 shares. Please see Exhibit 5.1.

We trust that the foregoing is responsive to the Staff’s comments.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

Peter J. Gennuso

CC: Robert Kohn, CEO